CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Notes	$1,410,000	$100.53

Pricing supplement no. 604 To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 146-A-I dated November 24, 2008	Registration Statement No. 333-155535 Dated May 14, 2010 Rule 424(b)(2)

Structured Investments	$1,410,000 Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to Each of the U.S. Dollar and the Japanese Yen due June 1, 2011

General

  The notes are designed for investors who seek a return of 1.95 times the appreciation of an equally weighted basket of three currencies relative to each of the U.S. dollar and the Japanese yen from and including the pricing date to and including the Averaging Dates up to a maximum total return on the notes of 19.50% at maturity. Investors should be willing to forgo interest payments, and, if the Basket Closing Level declines by more than 10%, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing June 1, 2011*
  Minimum denominations of $1,000 and integral multiples thereof
  The terms of the notes set forth below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 146-A-I dated November 24, 2008, will supersede the terms set forth in product supplement no. 146-A-I. Please refer to the Starting Spot Rate definition in “Key Terms — Basket,” the Reference Currency Return definition in “Key Terms — Basket Closing Level,” the Spot Rate definition in “Additional Key Terms” and the additional information under “Supplemental Terms of the Notes” in this pricing supplement. In addition, the Basket measures the performance of the Reference Currencies against each of the two Base Currencies.
  The notes priced on May 14, 2010 and are expected to settle on or about May 19, 2010.

Key Terms

Basket:

An equally weighted basket (the “Basket”) of three currencies (each a “Reference Currency,” and together, the “Reference Currencies”) that measures the performance of the Reference Currencies relative to each of the U.S. dollar and the Japanese yen (each a “Base Currency” and together, the “Base Currencies”)

The following table sets forth the Reference Currencies, the Base Currencies and the Starting Spot Rate†, the applicable Reuters Page and the weighting of each Reference Currency with respect to each Base Currency:

Reference Currency / Base Currency	Starting Spot Rate†	Reuters Page	Reference Currency Weight

Brazilian real / U.S. dollar (BRL-USD)	0.55658	BRFR (offer rate)	1/6
Indonesian rupiah / U.S. dollar (IDR-USD)	0.00010993	ABSIRFIX01	1/6
New Turkish lira / U.S. dollar (TRY-USD)	0.64903	TRYTOM16H=D3	1/6
Brazilian real / Japanese yen (BRL-JPY)	51.205	WMRSPOT12; BRFR (offer rate) = (JPY/USD)/(BRL/USD)	1/6
Indonesian rupiah / Japanese yen (IDR-JPY)	0.010113	WMRSPOT12; ABSIRFIX01 = (JPY/USD)/(IDR/USD)	1/6
New Turkish lira / Japanese yen (TRY-JPY)	59.711	WMRSPOT12; TRYTOM16H=D3 = (JPY/USD)/(TRY/USD)	1/6

† The Starting Spot Rate of each Reference Currency relative to each Base Currency is expressed in terms of a number of units of such Base Currency per one unit of such Reference Currency as determined by the calculation agent in good faith and in a commercially reasonable manner on the pricing date, taking into account the rates displayed on the applicable Reuters page(s) at the same approximate time that the Spot Rate for such Reference Currency on any date is to be determined as specified under “Additional Key Terms — Spot Rate” in this pricing supplement. Although the calculation agent has made all determinations and has taken all actions in relation to establishing the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative) on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates that might affect the value of your notes. For information about the risks related to this discretion, see “Selected Risk Considerations — Potential Conflicts” on page PS-4 of this pricing supplement.

Upside Leverage Factor:	1.95
Payment at Maturity:

If the Ending Basket Level is greater than the Starting Basket Level, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by the Upside Leverage Factor, subject to a Maximum Total Return on the notes of 19.50%. For example, if the Basket Return is equal to or greater than 10.00%, you will receive the Maximum Total Return on the notes of 19.50%, which entitles you to a maximum payment at maturity of $1,195.00 for every $1,000 principal amount note that you hold. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Basket Return x 1.95)]

Your principal is protected against up to a 10% decline of the Basket at maturity. If the Ending Basket Level is equal to or less than the Starting Basket Level by up to 10%, you will receive the principal amount of your notes at maturity.

If the Ending Basket Level is less than the Starting Basket Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Basket declines beyond 10% and your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111]
You will lose some or all of your investment at maturity if the Ending Basket Level is less than the Starting Basket Level by more than 10%.
Buffer Amount:	10%
Downside Leverage Factor:	1.1111
Basket Return:	Ending Basket Level – Starting Basket Level Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date
Ending Basket Level:	The arithmetic average of the Basket Closing Levels on each of the Ending Averaging Dates
Basket Closing Level:

The Basket Closing Level on any currency business day will be calculated as follows:

100 x [1 + (BRL-USD Return * 1/6 ) + (IDR-USD Return * 1/6 ) + (TRY-USD Return * 1/6) + (BRL-JPY Return * 1/6 ) + (IDR-JPY Return * 1/6 ) + (TRY-JPY Return * 1/6)]

The BRL-USD Return, IDR-USD Return, TRY-USD Return, BRL-JPY Return, IDR-JPY Return and TRY-JPY Return (each, a “Reference Currency Return”) reflect the performance of the applicable Reference Currency relative to the applicable Base Currency, calculated in terms of a fraction, the numerator of which is the Spot Rate of such Reference Currency with respect to such Base Currency on such currency business day (the “Ending Spot Rate”) minus the Starting Spot Rate and the denominator of which is the Ending Spot Rate. Please see “Selected Risk Considerations — The Method of Calculating the Reference Currency Returns Will Diminish Any Reference Currency Appreciation and Magnify Any Reference Currency Depreciation Relative to the Base Currencies” in this pricing supplement for more information.

Ending Averaging Dates:	May 23, 2011, May 24, 2011, May 25, 2011, May 26, 2011 and May 27, 2011*
Maturity Date:	June 1, 2011*
CUSIP:	48124AQQ3
*	Subject to postponement as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 146-A-I.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-13 of the accompanying product supplement no. 146-A-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$1,000	$10	$990

Total	$1,410,000	$14,100	$1,395,900

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-24 of the accompanying product supplement no. 146-A-I, as supplemented by “Supplemental Use of Proceeds” in this pricing supplement.

(2)

J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $10.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-35 of the accompanying product supplement no. 146-A-I.

The agent for this offering, J.P. Morgan Securities Inc., which we refer to as JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 14, 2010

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 146-A-I dated November 24, 2008. This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 11, 2010 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 146-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 146-A-I dated November 24, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000119312508242312/d424b21.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Additional Key Terms

  CURRENCY BUSINESS DAY — A “currency business day,” with respect to each Reference Currency, means a day on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in The City of New York, Tokyo, Japan, and the principal financial center for the applicable Reference Currency (São Paulo, Brazil, with respect to the Brazilian real, Jakarta, Indonesia, with respect to the Indonesian rupiah and Istanbul, Turkey, with respect to the New Turkish lira), (b) banking institutions in The City of New York, Tokyo, Japan, and such principal financial center for such Reference Currency are not otherwise authorized or required by law, regulation or executive order to close and (c) with respect to the New Turkish lira, the Trans-European Automated Real-time Gross Settlement Express Transfer System (“TARGET2”) is open.
  SPOT RATE — The Spot Rate of each Reference Currency relative to the U.S. dollar on a given date is expressed as a number of U.S. dollars per one unit of the applicable Reference Currency and is equal to one divided by the applicable rate reported by Reuters Group PLC (“Reuters”) on (a) for the the BRL-USD, Reuters page BRFR (offer rate) at approximately 6:00 p.m., São Paulo time, on such date of determination, (b) for the IDR-USD, Reuters page ABSIRFIX01 at approximately 11:00 a.m., Singapore time, on such date of determination and (c) for the TRY-USD, Reuters page TRYTOM16H=D3 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination. The Spot Rate of each Reference Currency relative to the Japanese yen on a given date is expressed as a number of Japanese yen per one unit of the applicable Reference Currency, and is equal to a fraction, the numerator of which is a number of Japanese yen per one U.S. dollar as reported by Reuters on Reuters page WMRSPOT12 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination, and the denominator of which is a number of units of the applicable Reference Currency per one U.S. dollar as reported by Reuters on (a) for the BRL-JPY, Reuters page BRFR (offer rate) at approximately 6:00 p.m., São Paulo time, on such date of determination, (b) for the IDR-JPY, Reuters page ABSIRFIX01 at approximately 11:00 a.m., Singapore time, on such date of determination and (c) for the TRY-JPY, Reuters page TRYTOM16H=D3 at approximately 4:00 p.m., Greenwich Mean Time, on such date of determination.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(1) the definition of “market disruption event” set forth under “General Terms of the Notes — Market Disruption Events” in the accompanying product supplement 146-A-I is amended by adding a new clause (g) to the definition of “Market Disruption Events,” as follows:

“(g) (i) if the determination of the Spot Rate for a Reference Currency relative to a Base Currency involves the use of cross rates, the unavailability of a cross rate for such Reference Currency and Base Currency, each relative to the U.S. dollar, that prevents the calculation agent from calculating the Spot Rate for such Reference Currency relative to such Base Currency in the manner provided in the relevant terms supplement, or (ii) any event that generally makes it impossible to convert any currency used in the calculation of the Spot Rate for a Reference Currency into another currency (including, but not limited to, U.S. dollars), in each case, as determined by the calculation agent in its sole discretion”;

(2) the definition of “Price Source Disruption Event” set forth under “General Terms of the Notes — Market Disruption Events” in the accompanying product supplement 146-A-I shall be deleted in its entirety and replaced with the following:

“‘Price Source Disruption Event’ means the non-publication or unavailability of the applicable spot rate for a Reference Currency relative to a Base Currency or, if cross rates are to be used in determining the Spot Rate of a Reference Currency relative to a Base Currency, the non-publication or unavailability of the applicable cross rate for such Reference Currency or Base Currency, each relative to the U.S. dollar), in each case on the applicable Reuters page at the applicable fixing time for such currency pair on the applicable date of determination”; and

(3) notwithstanding anything to the contrary set forth under “General Terms of the Notes — Calculation Agent” in the accompanying product supplement 146-A-I, all calculations with respect to any Spot Rate on any currency business day (including any Ending Spot Rate) will be rounded to five significant figures, with fives rounded up (e.g., .00876545 would be rounded to .0087655).

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to Each of the U.S. Dollar and the Japanese Yen	PS-1

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance currency returns by multiplying a positive Basket Return by the Upside Leverage Factor of 1.95, up to the Maximum Total Return on the notes of 19.50%, for a maximum payment at maturity of $1,195 per $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 10%. If the Ending Basket Level is less than the Starting Basket Level by more than 10%, for every 1% decline of the Basket beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.
  EXPOSURE TO THE REFERENCE CURRENCIES VERSUS THE U.S. DOLLAR AND THE JAPANESE YEN — The return on the notes is linked to the performance of a basket of three currencies, which we refer to as the Reference Currencies, relative to each of the U.S. dollar and the Japanese yen, which we refer to as the Base Currencies, and will enable you to participate in potential increases in the value of the Reference Currencies, relative to the Base Currencies, during the term of the notes. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian real, the Indonesian rupiah and the New Turkish lira, each measured relative to the U.S. dollar and the Japanese yen.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 146-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Internal Revenue Code of 1986, as amended (the “Code”). However, under that Section, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”). It is likely that the notes qualify for a Section 988 Election. Assuming the Section 988 Election is available, if you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as long-term capital gain or loss, assuming that you have held the note for more than one year. You must make the Section 988 Election with respect to a note by (a) clearly identifying the transaction on your books and records, on the date the transaction is entered into, as being subject to this election and either (b) filing the relevant statement verifying this election with your U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Treasury Regulations under Section 988. You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. In 2007 the IRS also issued a revenue ruling holding that a financial instrument with some arguable similarity to the notes is properly treated as a debt instrument denominated in a foreign currency. The notes are distinguishable in meaningful respects from the instrument described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the notes for U.S. Holders, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by the notice and revenue ruling described above. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Reference Currencies, the Base Currencies or the respective exchange rates between the Reference Currencies and the Base Currencies or any contracts related to the Reference Currencies, the Base Currencies or the respective exchange rates between the Reference Currencies and the Base Currencies. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 146-A-I dated November 24, 2008.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal at maturity. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Any positive Basket Return will depend on the aggregate performance of the Reference Currencies relative to the Base Currencies. Your investment will be exposed on a leveraged basis to any decline in the Ending Basket Level beyond the 10% buffer, as compared to the Starting Basket Level.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to Each of the U.S. Dollar and the Japanese Yen	PS-2

  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Basket Level is greater than the Starting Basket Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed the Maximum Total Return on the notes of 19.50%, regardless of the appreciation in the Basket, which may be significant.
  THE NOTES MIGHT NOT PAY AS MUCH AS AN INVESTMENT IN THE INDIVIDUAL REFERENCE CURRENCIES — You may receive a lower payment at maturity than you would have received if you had invested in the Reference Currencies relative to the Base Currencies individually, a combination of Reference Currencies relative to the Base Currencies or other financial instruments related to the Reference Currencies relative to the Base Currencies for which there is an active secondary market.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE CURRENT GLOBAL FINANCIAL CRISIS OR ANY FUTURE FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Reference Currencies relative to the Base Currencies. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  CHANGES IN THE VALUE OF THE REFERENCE CURRENCIES RELATIVE TO THE BASE CURRENCIES MAY OFFSET EACH OTHER — Because the performance of the Basket is determined by the performance of the Brazilian real, the Indonesian rupiah and the New Turkish lira relative to the U.S. dollar and the Japanese yen, your notes will be exposed to currency exchange rate risk with respect to Brazil, Indonesia and Turkey, each relative to the United States and Japan. Movements in the exchange rates of the Reference Currencies relative to the Base Currencies may not correlate with each other. At a time when the exchange rate of one of the Reference Currencies relative to one Base Currency increases, the exchange rate of such Reference Currency relative to the other Base Currency or the exchange rate of another Reference Currency relative to either Base Currency may not increase as much or may decline. Therefore, in calculating the Ending Basket Level, an increase in the exchange rate of one Reference Currency relative to one Base Currency may be moderated, or more than offset, by a lesser increase or a decrease in the exchange rate of such Reference Currency to the other Base Currency or the exchange rate of another Reference Currency relative to either Base Currency. For example, in calculating the Ending Basket Level, an increase in the Spot Rate of the Brazilian real relative to the U.S. dollar may be moderated, or more than offset by, lesser increases or declines in the spot rate of the Brazilian real relative to the Japanese yen or in the Spot Rate of the Indonesian rupiah relative to the U.S. dollar or the Japanese yen.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of a Reference Currency or a Base Currency is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil, Indonesia, Turkey, the United States and Japan, and economic and political developments in other relevant countries or regions.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in Brazil, Indonesia, Turkey, the United States and Japan, and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in Brazil, Indonesia, Turkey, the United States and Japan.
  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil, Indonesia, Turkey, the United States and Japan, and those of other countries important to international trade and finance.
  GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the Reference Currencies and the Base Currencies, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to Each of the U.S. Dollar and the Japanese Yen	PS-3

  BECAUSE THE REFERENCE CURRENCIES ARE EMERGING MARKETS CURRENCIES, THE BASKET IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of an equally weighted Basket of three Reference Currencies, which are emerging markets currencies. There is an increased risk of significant adverse fluctuations in the performance of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes.
  EVEN THOUGH THE REFERENCE CURRENCIES TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Reference Currencies are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURNS WILL DIMINISH ANY REFERENCE CURRENCY APPRECIATION AND MAGNIFY ANY REFERENCE CURRENCY DEPRECIATION RELATIVE TO THE BASE CURRENCIES — The Reference Currency Returns for each Reference Currency relative to each Base Currency, which are used to determine the Basket Return, are calculated by dividing the difference between the applicable Ending Spot Rate and the applicable Starting Spot Rate by the applicable Ending Spot Rate, rather than dividing that difference by the applicable Starting Spot Rate under the linear method for determining a currency return. Under this calculation method, the denominator of the fraction will always be smaller if the applicable Reference Currency depreciates relative to the applicable Base Currency and greater if the applicable Reference Currency appreciates relative to the applicable Base Currency, as compared to the denominator that would have been used under the linear method. As a result, any Reference Currency appreciation relative to any Base Currency will be diminished, while any Reference Currency depreciation relative to any Base Currency will be magnified. For example, assuming the Starting Spot Rate of a Reference Currency relative to a Base Currency is 1.0, if such Reference Currency appreciates relative to such Base Currency by 10% such that the Ending Spot Rate is 1.1, the applicable Reference Currency Return will only be 9.09%; conversely, if such Reference Currency depreciates relative to such Base Currency by 10% such that the Ending Spot Rate is 0.9, the applicable Reference Currency Return will be -11.11%. Accordingly, your payment at maturity may be less than if you had invested in similar notes that use the linear method for calculating currency returns.
  CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the applicable Spot Rates on the Ending Averaging Dates and accordingly, the Ending Basket Level and the Basket Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event, a Price Source Disruption Event, the unavailability of an exchange rate with respect to the U.S. dollar and a Reference Currency or the U.S. dollar and the Japanese yen or any other event that prevents the calculation agent from calculating the Spot Rate for a Reference Currency in the manner provided in this pricing supplement, or any event that generally makes it impossible to convert the U.S. dollar into a Reference Currency or the Japanese yen. See “General Terms of Notes — Market Disruption Events” in the accompanying product supplement no. 146-A-I, as supplemented by “Supplemental Terms of the Notes” in this pricing supplement for further information on what constitutes a market disruption event.
  NO INTEREST PAYMENTS — As a holder of the notes, you will not receive interest payments.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. For example, one of JPMSI’s duties as calculation agent involves determining the Starting Spot Rates in the manner set forth on the cover page of this pricing supplement. Although the calculation agent has made all determinations and has taken all actions in relation to the establishment of the Starting Spot Rates in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Starting Spot Rates, that might affect the value of your notes. The Starting Spot Rates may vary, and may vary significantly, from the rates displayed in publicly available sources at any time on the pricing date. If the Starting Spot Rate for each of the Reference Currencies as determined by the calculation agent exceeds that reflected in the publicly available information, such Reference Currencies must achieve a higher level for you to receive more than the principal amount of your notes at maturity. JPMSI does not have any obligation to consider your interests as a holder of the notes in making this determination.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Reference Currencies and the Base Currencies;
    the time to maturity of the notes;
    interest and yield rates in the market generally as well as in each of the Reference Currencies’ countries and the Base Currencies’ countries;
    the exchange rate and the volatility of the exchange rates of the U.S. dollar with respect to each of the Reference Currencies and the Japanese yen;
    changes in correlation between the Reference Currency exchange rates;
    suspension or disruption of market trading in any or all of the Reference Currencies or the Base Currencies;
    a variety of economic, financial, political, regulatory and judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to Each of the U.S. Dollar and the Japanese Yen	PS-4

What Is the Payment at Maturity on the Notes, Assuming a Range of Performances for the Basket?

The table and examples below illustrate the hypothetical total return at maturity of the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below reflect the Upside Leverage Factor of 1.95 and the Maximum Total Return of 19.50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total return applicable to a purchaser of the notes. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table and examples below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return

180.00	80.00%	19.500%
170.00	70.00%	19.500%
160.00	60.00%	19.500%
150.00	50.00%	19.500%
140.00	40.00%	19.500%
130.00	30.00%	19.500%
120.00	20.00%	19.500%
110.00	10.00%	19.500%
105.00	5.00%	9.750%
102.50	2.50%	4.875%
100.00	0.00%	0.000%
97.50	-2.50%	0.000%
95.00	-5.00%	0.000%
90.00	-10.00%	0.000%
85.00	-15.00%	-5.556%
80.00	-20.00%	-11.111%
70.00	-30.00%	-22.222%
60.00	-40.00%	-33.333%
50.00	-50.00%	-44.444%
40.00	-60.00%	-55.556%
30.00	-70.00%	-66.667%
20.00	-80.00%	-77.778%
10.00	-90.00%	-88.889%
0.00	-100.00%	-100.000%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 105. Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, and the Basket Return of 5% multiplied by the Upside Leverage Factor of 1.95 does not exceed the Maximum Total Return of 19.50%, you will receive a payment at maturity of $1,097.50, calculated as follows:

$1,000 + [$1,000 x (5% x 1.95)] = $1,097.50

Example 2: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 90. Although the Basket Return is negative, because the Ending Basket Level of 90 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket increases from the Starting Basket Level of 100 to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level of 100 and the Basket Return of 20% multiplied by the Upside Leverage Factor of 1.95 exceeds the Maximum Total Return of 19.50%, your payment at maturity is equal to $1,195.00 per $1,000 principal amount note, the maximum payment on the notes.

Example 4: The level of the Basket decreases from the Starting Basket Level of 100 to an Ending Basket Level of 70. Because the Basket Return is negative and the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 10%, the investor receives a payment at maturity of $777.78 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to Each of the U.S. Dollar and the Japanese Yen	PS-5

Historical Information

The first six graphs below show the historical weekly performance of each Reference Currency relative to each Base Currency expressed in terms of the conventional market quotation (in the case of a Reference Currency relative to the U.S. dollar, the amount of the applicable Reference Currency that can be exchanged for one U.S. dollar, and, in the case of a Reference Currency relative to the Japanese yen, the amount of the Japanese yen that can be exchange for one unit of the applicable Reference Currency, which we refer to in this pricing supplement as the exchange rate) as shown on Bloomberg Financial Markets, from January 7, 2005 through May 14, 2010. The exchange rates of the Brazilian real, the Indonesian rupiah and the New Turkish lira at approximately 11:00 a.m., New York City time, on May 14, 2010 were 1.8020, 9131.0000 and 1.5454, respectively, relative to the U.S. dollar, and 51.2695, 0.0101 and 59.8620, respectively, relative to the Japanese yen.

The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return. The value of the Basket, and thus the Basket Return, increases when the individual Reference Currencies appreciate in value against the individual Base Currencies. Therefore, the Basket Return is calculated using Spot Rates for each Reference Currency relative to each Base Currency expressed as the amount of the applicable Base Currency per one unit of the applicable Reference Currency, which is the inverse of the conventional market quotation for each Reference Currency relative to the U.S. dollar set forth in the applicable graph below and which is largely consistent with the conventional market quotation for each Reference Currency relative to the Japanese yen set forth in the applicable graphs below.

The last graph on the following page shows the weekly performance of the Basket from January 7, 2005 through May 14, 2010, assuming that the Basket Closing Level on January 7, 2005 was 100, that each Reference Currency relative to each Base Currency had the weighting specified on the front cover of this pricing supplement and that the exchange rates of each Reference Currency relative to each Base Currency, as adjusted to be expressed as a number of units of the applicable Base Currency per one unit of the Reference Currency (i.e., the inverse of the rates set forth above), on the relevant dates were the Spot Rates on such dates. The exchange rates and the historical weekly Basket performance data in such graph were determined using the rates reported by Bloomberg Financial Markets (as adjusted to reflect a number of units of the applicable Base Currency per one unit of the applicable Reference Currency) and may not be indicative of the Basket performance using the Spot Rates of the Reference Currencies relative to the Base Currencies that would be derived from the applicable Reuters pages.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to Each of the U.S. Dollar and the Japanese Yen	PS-6

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to Each of the U.S. Dollar and the Japanese Yen	PS-7

The Spot Rates of the Brazilian real, the Indonesian rupiah and the New Turkish lira on May 14, 2010 were 0.55658, 0.00010993 and 0.64903, respectively, relative to the U.S. dollar, and 51.205, 0.010113 and 59.711, respectively, relative to the Japanese yen, calculated in the manner set forth under “Additional Key Terms — Spot Rate” on page PS-1 of this pricing supplement. The Spot Rates set forth in this paragraph are expressed in terms of a number of units of the applicable Base Currency per one unit of the applicable Reference Currency.

We obtained the data needed to construct the graph which displays the weekly performance of the Basket from Bloomberg Financial Markets, and we obtained the exchange rates and the denominators used to calculate the Spot Rates from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of each Reference Currency relative to each Base Currency and the historical performance of the Basket should not be taken as indications of future performance, and no assurance can be given as to the Spot Rate of any of the Reference Currencies relative to any Base Currency on the pricing date or any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Basket will result in the return of more than the principal amount of your notes.

Supplemental Use of Proceeds

For purposes of the notes offered by this pricing supplement, the second paragraph under “Use of Proceeds” in the accompanying product supplement no. 146-A-I is deemed to be replaced by the following paragraph:

“The original issue price of the notes will include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the notes. The estimated cost of hedging includes the projected profit, which in no event will exceed $25.00 per $1,000 principal amount note, that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss. See also “Use of Proceeds” in the accompanying prospectus.”

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMorgan Structured Investments — Buffered Return Enhanced Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to Each of the U.S. Dollar and the Japanese Yen	PS-8